SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 May 10, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote --------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT
  Name and Address of Company

Microcell Telecommunications Inc.
800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

  Date of Material Change

April 29, 2004

  New Release

Microcell Telecommunications Inc. ("Microcell" or the "Company"), issued a press release with respect to a material change on April 29, 2004. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

On April 29, 2004, Microcell announced the successful completion of its rights offering that expired at 5:00 p.m. (Montreal time) on April 28, 2004. The rights offering, which was fully subscribed, generated approximately C$97 million in net proceeds for the Company. A further C$50 million was received by the Company from the purchase of Class B Non-Voting Shares under a standby purchase agreement with COM Canada, LLC, a private holding company of Craig O. McCaw.

The net proceeds have been used by the Company to redeem all its preferred shares, and the remaining balance will be used to fund capital expenditures and for general corporate purposes.
  Full Description of Material Change

On April 29, 2004, Microcell announced the successful completion of its rights offering that expired at
5:00 p.m. (Montreal time) on April 28, 2004. The rights offering, which was fully subscribed, generated approximately C$97 million in net proceeds for the Company. A further C$50 million was received by the Company from the purchase of Class B Non-Voting Shares under a standby purchase agreement with COM Canada, LLC, a private holding company of Craig O. McCaw. The rights offering entitled rights holders to subscribe for Class B Non-Voting Shares. Every five rights permitted the holder to purchase one Class B Non-Voting Share at C$22.00 per share. Similarly, the Class B Non-Voting Shares to be purchased pursuant to the standby purchase agreement will also be purchased at the rights exercise price of C$22.00 per Class B Non-Voting Share. The closing of the transactions, contemplated under the standby purchase agreement, is subject to certain customary conditions.

Following the closing of the transactions Microcell issued 6,792,363 additional Class B Non-Voting Shares.
Furthermore, pursuant to the standby purchase agreement, Microcell issued 3,977,272 warrants to COM Canada,
LLC to acquire, at a price of C$22.00 per share, additional Class B Non-Voting Shares for exercise at a later date.

The net proceeds have been used by the Company to redeem all its preferred shares, and the remaining balance will be used to fund capital expenditures and for general corporate purposes.

On April 7, 2004, Microcell mailed a notice of redemption to holders of all its classes of preferred shares.
Pursuant to the notice of redemption, Microcell redeemed, as of May 1, 2004, all preferred shares that are outstanding as at 5:00 p.m. (Montreal time) on April 30, 2004. The preferred shares were delisted from the Toronto Stock Exchange at the close of business on April 30, 2004.
  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

  Omitted Information

Not applicable

  Executive Officer

The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Date of Material Change Report

May 10, 2004

SIGNED at Montreal, Quebec.

/s/ Jocelyn Cote
--------------------------------------------------------------------
Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell's Material
Change Report dated April 29, 2004

News Release

For immediate release

MICROCELL SUCCESSFULLY COMPLETES ITS RIGHTS OFFERING

The Company to raise C$147 million from the rights offering
and concurrent share purchase

Montreal, April 29, 2004 - Microcell Telecommunications Inc. (TSX: MT.A, MT.B) today announced the successful completion of its rights offering that expired at 5:00 p.m. (Montreal time) on April 28, 2004. The rights offering, which was fully subscribed and is expected to close on April 30, 2004, will generate approximately C$97 million in net proceeds for the Company. A further C$50 million is expected to be received by the Company at closing from the purchase of Class B Non-Voting Shares under a standby purchase agreement with COM Canada, LLC, a private holding company of Craig O. McCaw. The rights offering entitled rights holders to subscribe for Class B Non-Voting Shares. Every five rights permitted the holder to purchase one Class B Non-Voting Share at C$22.00 per share. Similarly, the Class B Non-Voting Shares to be purchased pursuant to the standby purchase agreement will also be purchased at the rights exercise price of C$22.00 per Class B Non-Voting Share. The closing of the transactions, contemplated under the standby purchase agreement, is subject to certain customary conditions.

Following the closing of the transactions Microcell will issue 6,792,363 additional Class B Non-Voting Shares. This will bring the Company's total number of shares issued and outstanding as of April 30, 2004 to 29,390,547, before giving effect to the redemption of preferred shares that are outstanding as at 5:00 p.m. (Montreal time) on April 30, 2004, as further described below. Furthermore, pursuant to the standby purchase agreement, Microcell will issue 3,977,272 warrants to COM Canada, LLC to acquire, at a price of C$22.00 per share, additional Class B Non-Voting Shares for exercise at a later date.

The net proceeds will be used by the Company to redeem all its preferred shares, and the remaining balance will be used to fund capital expenditures and for general corporate purposes.

On April 7, 2004, Microcell mailed a notice of redemption to holders of all its classes of preferred shares. Pursuant to the notice of redemption, Microcell shall redeem, as of May 1, 2004, all preferred shares that are outstanding as at 5:00 p.m. (Montreal time) on April 30, 2004. In accordance with Microcell's restated articles of incorporation, the redemption price has been set at C$16.39 per preferred share. To avoid the redemption of their preferred shares, holders may, at any time prior to 5:00 p.m. (Montreal time) on April 30, 2004, elect to convert their preferred shares into, as the case may be, Class A Restricted Voting Shares or Class B Non-Voting Shares. As of April 28, 2004, 2,432,517 preferred shares remained issued and outstanding. The preferred shares will be delisted from the Toronto Stock Exchange at the close of business on April 30, 2004.

About the Company
Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Note to Microcell Investors
The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares
The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

For more information:

Investment community:

Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:

Claire Fiset
514 937-0102, ext. 7824
claire.fiset@microcell.ca